Exhibit 99.5

Opinion of Neurotrope’s Valuation Advisor

Pursuant to an engagement letter dated March 16, 2020, Neurotrope retained Gemini Valuation Services, LLC (“GVS”) to act as a financial advisor in connection with the merger and to render an opinion to the Neurotrope board of directors as to the fairness, from a financial point of view, of the contribution made and consideration received by the holders of Neurotrope Common Stock pursuant to the Merger Agreement. On May 11, 2020, GVS rendered its oral opinion to Neurotrope’s board of directors (which was subsequently confirmed in writing as of May 15, 2020), that, as of that date and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the GVS Opinion and described below, the contribution made and consideration received by the holders of Neurotrope Common Stock pursuant to the Merger Agreement was fair to the holders of Neurotrope Common Stock from a financial point of view. The written opinion of GVS is included as Annex A hereto.

GVS provided its opinion for the information and assistance of Neurotrope’s board of directors in connection with its consideration of the Merger. The GVS Opinion addressed solely the fairness, from a financial point of view, of the consideration received by the holders of Neurotrope Common Stock pursuant to the Merger Agreement to the holders of Neurotrope Common Stock and does not address any other aspect or implication of the Merger. The GVS Opinion is not a recommendation to Neurotrope’s board of directors or any shareholder of Neurotrope as to how to vote or to take any other action in connection with the Merger.

In the course of performing its review and analyses for rendering its opinion, GVS:

(i)	reviewed the financial terms contained in a draft copy of the Merger Agreement, dated as of May 12, 2020, which was the most recent draft made available to GVS (the “Draft Merger Agreement”);

(ii)	reviewed certain publicly available financial and other information concerning Neurotrope and Metuchen and the industries in which they each operate;
(iii)	reviewed certain internal financial analyses and forecasts prepared by and provided to GVS by the management of Neurotrope relating to Metuchen’s business, separately for each of its products; Stendra (including Timm) (“Stendra Projections”) and H-100 (development stage formulation for Peyronie’s disease) (“H-100 Projections” and collectively with “Stendra Projections”, the “Metuchen Projections”);
(iv)	conducted discussions with members of senior management and representatives of each of Neurotrope and Metuchen concerning the matters described in clauses (ii)-(iii) above;
(v)	compared the financial and operating performance of each of Neurotrope and Metuchen with publicly available information concerning other publicly traded companies and reviewed the current and historical market prices of Neurotrope Common Stock, the common stock of Metuchen and certain publicly traded securities of such other companies, in each case, that GVS deemed relevant;
(vi)	reviewed and analyzed, based on Metuchen Projections, the projected cash flows to be generated by Metuchen, to determine the present value of each of Metuchen’s products discounted cash flows;
(vii)	reviewed the historical financial statements for fiscal years 2017, 2018 and 2019, and pro forma financial statements for the quarter ended March 31, 2020 for each of Metuchen and Neurotrope; and
(viii)	performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of the opinion set forth below.

In arriving at its opinion, GVS assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, pro-forma financial statements, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by GVS, and upon the assurances of the managements of Neurotrope and Metuchen that they were not aware of any material relevant developments or matters related to the Neurotrope or Metuchen or that may affect the Merger that were omitted or that were not disclosed to GVS. The GVS Opinion did not address any legal, regulatory, tax, accounting or financial reporting matters, as to which GVS understood that Neurotrope has obtained such advice as it deemed necessary from other advisors, and GVS relied with the consent of Neurotrope’s board of directors on any assessments made by such other advisors to Neurotrope with respect to such matters. Without limiting the foregoing, GVS did not consider any tax effects of the Merger or the transaction structure on any person or entity. GVS did not conduct any independent verification of the Projections and expressed no view as to the Projections or the assumptions upon which they were based and assumed no responsibility for the accuracy or completeness thereof. Without limiting the generality of the foregoing, with respect to the Projections, GVS assumed, with the consent of Neurotrope’s board of directors and based upon discussions with Neurotrope’s management and Metuchen’s management, as applicable, that the Projections were reasonably prepared in good faith and that the Metuchen Projections, including any estimates of certain potential benefits of the Merger prepared by the management of Neurotrope and the timing to achieve such benefits, reflected the best currently available estimates and judgments of the management of Neurotrope and the management of Metuchen, as applicable, of the future results of operations and financial performance of Neurotrope and Metuchen.

In arriving at its opinion, GVS did not make any analysis of, and did not express any opinion as to, the adequacy of the reserves of Neurotrope or Metuchen and relied upon information supplied to GVS by Neurotrope and Metuchen as to such adequacy. In addition, GVS did not make any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of Neurotrope, Metuchen or any of their respective subsidiaries, and GVS was not furnished with any such evaluations or appraisals, nor did GVS evaluate the solvency of Neurotrope, Metuchen or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters either before or after the Merger. The analyses performed by GVS in connection with its opinion were going concern analyses. GVS expressed no opinion regarding the liquidation value of Neurotrope, Metuchen or any other entity. GVS assumed that there had been no material change in the assets, financial condition, business or prospects of Neurotrope or Metuchen since the date of the most recent relevant financial statements made available to GVS. Without limiting the generality of the foregoing, GVS undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Neurotrope, Metuchen or any of their respective affiliates is a party or may be subject, and, at the direction of Neurotrope and with its consent, GVS’ opinion made no assumption concerning, and therefore did not consider, the possible claims, outcomes or damages arising out of any such matters. With regard to any ongoing litigation in which Metuchen is involved, at the direction of Neurotrope and with its consent, GVS assumed for the purpose of its analysis that it would not have a material adverse effect on the financial condition, operations or prospects of Metuchen. GVS also assumed that neither Neurotrope nor Metuchen is party to any material pending transaction that had not been disclosed to GVS, including, without limitation, any financing, recapitalization, acquisition or merger, and the Merger. GVS did not consider any potential legislative or regulatory changes currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

GVS assumed that the representations and warranties of each party contained in the Merger Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement, the Voting Agreements and any other agreement contemplated by any such agreement, and that the transactions contemplated by the Merger Agreement, including, without limitation, the Metuchen Merger, will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement thereof. GVS assumed that the final form of the Merger Agreement will be in all respects relevant to its analysis identical to the Draft Merger Agreement. GVS also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Merger will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on Neurotrope, Metuchen or the benefits contemplated to be realized as a result of the Merger. GVS further assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal, state, local and foreign laws, rules and regulations.

The GVS Opinion was necessarily based on economic, market, financial and other conditions as they existed, and on the information made available to GVS, as of the date of its opinion. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, GVS did not assume any obligation to update, revise or reaffirm its opinion.

The GVS Opinion addresses solely the fairness, from a financial point of view and as of the date thereof, of the consideration received by the holders of Neurotrope Common Stock pursuant to the Merger Agreement and does not address any other terms in the Merger Agreement or any other agreement contemplated by the Merger Agreement or relating to the Merger or any other aspect or implication of the Merger, including, without limitation, the form or structure of the Merger, any consequences of the Merger on Neurotrope, its stockholders, creditors or any other constituency, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger Agreement or otherwise. The GVS Opinion does not address Neurotrope’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Neurotrope. GVS expressed no opinion as to the prices or ranges of prices at which shares or other securities of any person, including shares of Neurotrope Common Stock or Metuchen Common Stock, will trade at any time, including following the announcement or consummation of the Merger. GVS was not requested to opine as to, and the GVS Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the stockholders of Neurotrope in connection with the Merger or with respect to the fairness of any such compensation.

In accordance with customary valuation advisory practice, GVS employed generally accepted valuation methods in reaching its opinion. The GVS Opinion was reviewed and approved by a fairness committee of GVS.

Summary of Financial Analysis

GVS performed a variety of financial analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, GVS considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions GVS reached were based on all the analyses and factors presented, taken as a whole, and also on application of GVS’ own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis.

GVS therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses. Furthermore, GVS believes that the summary provided and the analyses described below must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying GVS’ analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below should not be taken to be the view of GVS with respect to the actual value of Neurotrope, Metuchen or shares of Neurotrope Common Stock or Metuchen Common Stock.

Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of the corresponding summaries and are alone not a complete description of the financial analyses performed by GVS. Considering the data in the tables below without considering the corresponding full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of the financial analyses performed by GVS.

In performing its analyses, GVS made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, all of which are beyond GVS’ control and many of which are beyond the control of Neurotrope and/or Metuchen. Any estimates used by GVS in its analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

GVS performed standalone valuation analyses of both Neurotrope and Metuchen using a variety of valuation methodologies, as described below. GVS then performed a relative valuation analysis in order to compare the contribution made and consideration received by the holders of Neurotrope Common Stock pursuant to the Merger Agreement Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 11, 2020, and is not necessarily indicative of current market conditions.

Metuchen Valuation Analysis

As Metuchen has one active commercial product (Stendra) and one more product in development stages (H-100, Peyronie’s disease focused formulation), GVS utilized a Sum-of-the-Parts valuation method where value of each product was determined separately and then added together to arrive at the value of Metuchen. GVS analyzed the valuation of Metuchen using two different methodologies: Income approach (discounted cash flow analysis) and Market approach (public trading comparable companies analysis and comparable transactions analysis). The results of each of these analyses are summarized below. The table below summarized the Metuchen Projections:

Metuchen Income Statement	FY2020E	FY2021E	FY2022E	FY2023E	FY2024E
Stendra & Timm
Gross Revenue	$40,100,000	$69,860,520	$102,390,779	$141,427,091	$182,415,219
Discounts & Returns	$19,715,050	$33,929,061	$50,893,591	$71,251,028	$92,626,337
Stendra Net Revenue	$20,384,950	$35,931,459	$51,497,188	$70,176,063	$89,788,882
H-100 Net Revenue				$9,792,890	$46,039,260
Total Net Sales	$20,384,950	$35,931,459	$51,497,188	$79,968,953	$135,828,142

Cos: Stendra & Timm	$2,811,951	$2,384,110	$4,274,267	$5,824,613	$7,452,477
Cos: H-100				$3,917,156	$18,415,704
Cost of Goods Sold	$2,811,951	$2,384,110	$4,274,267	$9,741,769	$25,868,181

Gross Margin	$17,572,999	$33,547,348	$47,222,921	$70,227,184	$109,959,961

Operating Expenses: Stenda & Timm	$15,908,154	$17,908,154	$20,099,932	$20,099,932	$20,099,932
Operation Expenses: H-100				$1,391,787	$5,072,965
Total Operating Expenses	$15,908,154	$17,908,154	$20,099,932	$21,491,719	$25,172,897

EBITDA	$1,664,845	$15,639,194	$27,122,989	$48,735,464	$84,787,064

Depreciation & Amortization	$6,650,218	$6,867,771	$6,191,740	$5,445,729	$4,699,718
EBIT	$(4,985,373)	$8,771,423	$20,931,249	$43,289,735	$80,087,346

Metuchen Discounted Cash Flow Analysis – Overview

Stendra Discounted Cash Flow Analysis

GVS performed discounted cash flow analyses of Stendra by calculating, based on the Standra Projections, the estimated present value of Stendra’s discounted cash flows and terminal value.

GVS discounted to present value as of May 11, 2020, (i) estimates of the Unlevered Free Cash Flow that Stendra will generate during the period beginning on April 1, 2020 through December 31, 2024, calculated by GVS based on the Stendra Projections, and (ii) a terminal enterprise value at December 31, 2024 by applying a Gordon Growth Model. Stendra’s terminal year cash flow was calculated using Stendra’s projected 2024 Unlevered Cash Flows. The sum of (i) and (ii) resulted in Stendra’s implied enterprise value.

GVS sensitized a range of terminal growth rates and weighted average cost of capital. This analysis resulted in a range of implied enterprise values of Standra, of between $109.4 million and $115.7 million.

H-100 Discounted Cash Flow Analysis

Based on the fact that H-100 is still in its development stage, GVS performed a risk adjusted discounted cash flow analyses of H-100 by calculating, based on the H-100, the estimated present value of H-100’s risk adjusted discounted cash flows and terminal value. Regarded as one of the popular methods of valuing a development stage drug formulation, the cash flows estimates for the drug are typically risk adjusted for clinical and regulatory hurdles that need to be overcome for a drug to begin generating revenues. Based on the above, GVS adjusted H-100 Projections with a combination of management estimates and industry average phase probabilities of success to arrive at risk adjusted cash flows for H-100.

GVS discounted to present value as of April 1, 2020, (i) estimates of the risk adjusted Unlevered Free Cash Flow that H-100 will generate during the period beginning on April 1, 2020 through 10 years of commercialization, calculated by GVS based on the H-100 Projections, and (ii) a terminal enterprise value at the end of the forecast period by applying a Gordon Growth Model. The sum of (i) and (ii) resulted in H-100’s implied enterprise value.

GVS sensitized a range of terminal growth rates and weighted average cost of capital. This analysis resulted in a range of implied enterprise values of H-100, of between $33.1 million and $40.5 million.

Public Trading Comparable Companies Analysis

GVS reviewed and compared the projected operating performance of Metuchen, based on the Metuchen Projections, with publicly available information concerning other publicly traded companies. GVS selected the following pharmaceutical companies that are focused on sexual health for men/women:

•	Boston Scientific Corporation
•	Arvinas, Inc.
•	Endo International plc
•	Radius Health, Inc.
•	Urovant Sciences Ltd.
•	Evofem Biosciences, Inc.
•	AIM ImmunoTech Inc.
•	Futura Medical plc
•	Adamis Pharmaceuticals Corporation
•	Lipocine Inc.
•	ProPhase Labs, Inc.

Although none of the selected companies is directly comparable to Metuchen, GVS included these companies in its analysis because they are publicly traded companies with certain characteristics that, for purposes of analysis, may be considered similar to certain characteristics of Metuchen.

GVS calculated the following metrics for each of the selected comparable companies, using consensus equity research estimates as of May 11, 2020 for such companies:

•	EV
•	EV/Last Twelve Months (LTM) Revenue
•	EV/Next Twelve Months (NTM) Revenue

For purposes of this analysis, the EV/Revenue of more than 100x were considered outliers and were not considered in the analysis.

GVS derived a low and high enterprise valuation range, as well as a low and high multiple range for EV/LTM Revenue and EV/NTM Revenue, based on the minimum and maximum enterprise values and multiples, respectively, of the comparable companies.

Standra Public Trading Comparable Companies Analysis

GVS derived a low and high enterprise valuation range, as well as a low and high multiple range for EV/LTM Revenue and EV/NTM Revenue, based on the minimum and maximum enterprise values and multiples, respectively, of the comparable companies. Subsequently, GVS applied a range of multiples closer to the median multiple from the comparable companies to arrive at the enterprise value of Standra

The table below notes the low and high ranges and implied enterprise value of Stendra:

Metric	Stendra NTM Revenue ($mm)	Metric Range	Implied Enterprise Value of Stendra ($mm)
EV/NTM Revenue	$24.3	5.0x – 6.0x	$121.6 –$145.9

As H-100 is currently in development stage and does not generate revenue nor is expected to generate any commercial revenues over the next 1-2 years, this approach of valuation was not considered for H-100.

Comparable Transaction Analysis

GVS considered certain financial data and the financial terms of the following business transactions GVS deemed relevant for Metuchen. The financial data reviewed included the enterprise value (calculated based on the consideration to be paid in the relevant transaction) and the selected transactions were:

Target	Acquiror	Implied EV (in $mm)	EV /Revenue
Endo International (Men's Health Business)	Boston Scientific	1,600.0	4.0	x
Auxilium Pharmaceuticals, LLC	Endo International plc	2,970.4	7.3	x
MedPointe, Inc.	Meda AB	792.9	3.2	x
ICOS Corporation	Eli Lilly and Company	2,459.5	32.1	x
Actient Pharmaceuticals, LLC	Auxilium Pharmaceuticals, LLC	635.0	5.5	x
Guilford Pharmaceuticals Inc.	MGI Pharma, Inc.	259.2	5.1	x
American Medical Systems Holdings Inc.	Endo International plc	2,715.1	5.0	x

For each of the selected transactions, GVS analyzed transaction value as obtained from publicly available sources.

Standra Comaprable Transactions Analysis

Based on the median and mean quartile transaction values of the selected transactions, GVS calculated a range of enterprise value for Stendra as shown in the table below:

Metric	Stendra NTM Revenue ($mm)	Metric Range	Implied Enterprise Value of Stendra ($mm)
EV/Revenue	$24.3	4.5x – 5.5x	$109.4 – $133.7

As H-100 is currently in development stage and does not generate revenue nor is expected to generate any commercial revenues over the next 1-2 years, this approach of valuation was not considered for H-100.

Sum-of-The-Parts Valuation Analysis

GVS combined the calculated average enterprise value for each of Standard and H-100 based on the applied valuation methods to arrive at the enterprise value for Metuchen and was further adjusted for net debt to arrive at the equity value of Metuchen that ranged between $120.0 million and $145.7 million.

Neurotrope Valuation Analysis (Neurotrope’s contribution to the Merger)

GVS analyzed the value of Neurotrope’s contribution to the Merger utilizing an internal valuation method. As part of the Merger, Neurotrope is allocating $20 million of cash to the merged entity through its exchange listed public company.

GVS analyzed certain past reverse merger transactions in the pharmaceuticals/biotech industry for small cap companies and also gathered market quotes for shell companies that are readily available for acquisition to benchmark the value of Neurotrope exchange listed publicly traded company with respect to the transaction to arrive at a range of $2.0 million and $5.0 million for the value of the Neutrotrope exchange listed public company.

This analysis resulted in a range of implied values for Neurotrope’s contribution the Merger, of between $22.0 million and $25.0 million.

Relative Valuation Analysis

GVS compared the above calculated implied value of Neurotrope’s contribution to the Merger against the value of consideration received by Neurotrope’s shareholders post-Merger below.

GVS calculated the post-Merger value of the merged entity by utilizing the average enterprise value ranges of Metuchen and adjusting them by the pro forma net cash of the post-Merger entity. The implied equity value post-Merger ranges between $140.0 million and $165.7 million, resulting in an implied post-Merger value of between $28.0 million and $33.1 million for current shareholders of Neurotrope.

Based on the above analyses, GVS noted that, the implied contribution made by the holders of Neurotrope Common Stock is lower than the consideration received by the holders of Neurotrope Common Stock pursuant to the Merger Agreement.

Certain Financial Projections

The Metuchen Projections were not prepared with a view towards public disclosure or in compliance with the guidelines of the SEC or the American Institute of Certified Accountants. The Metuchen Projections are based on a number of assumptions and subject to numerous uncertainties and risks, including, without limitation, those contained in the Risk Factors and including a number of matters outside the control of Metuchen and Neurotrope.  None of Metuchen, Neurotrope or GVS makes any representation that the projections will be achieved and the differences between actual results and the projections may be substantial. Neither Neurotrope’s independent public accounting firm, nor Metuchen’s independent accounting firm, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the Metuchen Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Metuchen Projections.

Miscellaneous

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, GVS did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, GVS made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

The GVS Opinion was one of the many factors taken into consideration by Neurotrope’s board of directors in making its determination to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Neurotrope’s board of directors with respect to the contribution made/consideration received for the shares of Neurotrope Common Stock in the Merger or of whether Neurotrope’s board of directors would have been willing to agree to different exchange ratio. The contribution made/consideration received for the shares of Neurotrope Common Stock in the Merger was determined through arm’s- length negotiations between Neurotrope and Metuchen and was approved by Neurotrope’s board of directors. Neither GVS nor any of its affiliates recommended any specific exchange ratio to Neurotrope or Neurotrope’s board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger. GVS noted that Metuchen will bear the dilution of any currently outstanding warrants of Neurotrope being exercised, however the current Neurotrope holders will receive 20% of any cash proceeds that are received from such exercise. GVS did not separately value the underlying Neurotrope business. However, the spinoff of the business along with the remaining cash is believed to be adding value to the Neurotrope stockholders.

GVS has consented to the use of the GVS Opinion in this Current Report on Form 8-K; however, GVS has not assumed any responsibility for the form or content of this Current Report on Form 8-K, other than the GVS Opinion itself.

As part of its financial advisory business, GVS regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. GVS is a recognized advisory firm that has substantial experience in providing financial advice in connection with proposed mergers, acquisitions, sales of companies, businesses and other assets and other transactions.

During the two years preceding the date of the GVS Opinion, neither GVS nor its affiliates was engaged by, performed services for, or received any compensation from, Neurotrope (other than the engagements and any amounts that were paid under the engagement letter described in this Current Report on Form 8-K) or Metuchen.

Annex A

1100 Glendon Ave, 905 Los Angeles, CA 90024	T: 310-696-4001 F: 310-696-4007

Strictly Confidential

May 15, 2020

The Board of Directors

Neurotrope, Inc.

1185 Avenue of the Americas, 3rd Floor

New York, NY 10036

The Board of Directors:

You have requested the opinion (the “Opinion”) of Gemini Valuation Services, LLC (“GVS” and, for the avoidance of doubt, all references to pronouns such as “we” and “our”), as to the fairness from a financial point of view, of the contemplated Transaction (defined below) to the common stock holders of the company (the “Shareholders”) without giving effect to any impact of the Transaction on any particular shareholder other than in its capacity as a shareholder of Neurotrope, Inc. (the “Company” or “NTRP”).

As per a draft Agreement and Plan of Merger (the “Merger Agreement”) between, NTRP, Petros Pharmaceuticals, Inc., a Delaware corporation (“Petros”), PM Merger Sub 1, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Petros (“Merger Sub 1”), PN Merger Sub 2, Inc., a Nevada corporation and a wholly-owned subsidiary of Petros (“Merger Sub 2”), and Metuchen Pharmaceuticals LLC, a Delaware limited liability company (“Metuchen”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

•	Merger Sub 1 is merging with and into Metuchen, with Metuchen surviving as a wholly-owned subsidiary of Petros (the “Metuchen Merger”) and

•	Merger Sub 2 is merging with and into NTRP, with NTRP surviving as a wholly-owned subsidiary of Petros (the “Neurotrope Merger” and together with the Metuchen Merger, the “Transaction”).

Upon the closing of the Transaction, on a pro forma basis, current Neurotrope shareholders will own approximately 20.0% of the combined company and current Metuchen investors will own approximately 80.0% of the combined company.

In connection with the Transaction, NTRP plans to spin-off (the “Spin-Off”) its wholly-owned subsidiary, Neurotrope Biosciences, Inc. Substantially all of the consolidated operations of NTRP were conducted through such subsidiary and substantially all of the consolidated operating assets and liabilities of NTRP reside in such subsidiary. However, this Opinion does not address the Spin-Off or any matter related to the Spin-Off.

Our Opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. At your direction, we have not been asked to, nor do we, offer any opinion as to (i) the material terms of the Agreement or the form of the Transaction or any other contractual arrangement that the parties may enter into in connection with the Transaction or (ii) the fairness of the Transaction to, or any consideration that may be received in connection therewith by, the individual shareholders, nor do we offer any Opinion as to the relative fairness of the Consideration and the consideration to be received by different shareholders.

We have assumed, with your consent, that the representations and warranties of all parties to the Agreement are true and correct, that each party to the Agreement will perform all of the covenants and agreements required to be performed by such party, that all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and that the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement, without any modifications or amendments thereto or any adjustment to the Consideration. In rendering this Opinion, we have also assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the draft that we have examined along with the discussion on the draft. We have not been authorized to and have not solicited indications of interest in a possible transaction with the Company from any party.

In arriving at our Opinion, we have, among other things: (i) reviewed the financial statements for fiscal 2017 through 2019 and pro-forma financials through March 31, 2020 of both NTRP and Metuchen; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Target and the Company furnished to us by the Company; (iii) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (i) and (ii) of this paragraph, as well as the business and prospects of the Target generally; (iv) reviewed publicly available financial and stock market data, including valuation multiples, for certain other companies in lines of businesses of both the Company and the Target that we deemed relevant; (v) reviewed a draft of the Agreement, dated May 12, 2020; and (vi) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the financial, legal, regulatory, tax accounting and other information supplied to, discussed with, or reviewed by us for the purpose of this Opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or Metuchen, nor have we furnished with any such evaluation or appraisal. You have directed us to use the assumptions provided by management of Metuchen and the Company for the purposes of our analysis and this Opinion.

Our Opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In addition, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, any class of creditors or other constituencies of the

Company, other than the shareholders of the Company. We also do not express any Opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration or otherwise.

This Opinion is for the use and benefit of the Board of Directors of the Company in the evaluation of the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the consideration for the shareholders of the Company in the Transaction is fair from a financial point of view to the Company.

Very truly yours,

GEMINI VALUATION SERVICES

/s/ Nathan Johnson

By: Nathan Johnson

Its: Managing Director

Date: 05/15/2020